SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.1 )*

JRjr33, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

46645Q106
(CUSIP Number)

August 15, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

¬ Rule 13d-1(b)

☒ Rule 13d-1(c)

¬ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

This statement on Schedule 13D (this “Statement”) further amends and supplements, as Amendment No. 1, the statement on Schedule 13G filed on August 12, 2016 (the “Original 13G”), of JRjr 33, Inc. (the “Issuer”). As of the date of this filing, the Reporting Person only beneficially owns 732,000 shares of common stock of the Issuer (as issued in October 2015.) The Original Schedule 13G was filed in error due to an unintentional miscommunication between the Issuer and the Reporting Person that has since been resolved. This Statement is being filed to correct the Original Schedule 13G.

Cusip No. 46645Q106

1. Names of Reporting Persons

Robert Way

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization

United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person with	5. Sole Voting Power	732,000

	6. Shared Voting Power	0

	7. Sole Dispositive Power	732,000

	8. Shared Dispositive Power	0

9. Aggregate Amount Beneficially Owned by each Reporting Person

732,000 Issued to the Reporting Person in 2015

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9)

2.0%

12. Type of Reporting Person (See Instructions)

IN

Item 1(a). Name of Issuer:

JRjr33, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

2950 North Harwood Street, 22nd Floor
Dallas, Texas 75201

Item 2(a). Name of Person(s) Filing:

Robert Way

Item 2(b). Address of Principal Business Office, or if None, Residence:

The address of the residence of Robert Way (“Way”) is Vogel Veide, Poolhead Lane, Tanworth-in-Arden, Solihull, West Midlands, B94 5EH, United Kingdom.

Item 2(c). Citizenship:

Way is a citizen of the United Kingdom.

Item 2(d). Title of Class of Securities:

Common Stock, $0.0001 par value

Item 2(e). CUSIP Number:

46645Q106

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	[_] Broker or dealer registered under section 15 of the Act.

(b)	[_] Bank as defined in section 3(a)(6) of the Act.

(c)	[_] Insurance company as defined in section 3(a)(19) of the Act.

(d)	[_] Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	[_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	[_] A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	[_] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________________.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:
0

(b) Percent of class:
0

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:
Way                    732,000*

(ii) Shared power to vote or to direct the vote:
Way                    0

(iii) Sole power to dispose or to direct the disposition of:
Way                    732,000*
 *These shares were issued to the Reporting Person in 2015, in connection with the Betterware Limited acquisition.

(iv) Shared power to dispose or to direct the disposition of:
Way                    0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

(a) Not applicable.

(b) Not applicable.

(c) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 15, 2016
(Date)

/s/ Robert Way
Robert Way

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).